UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

TREDEGAR CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of class of securities)

894650 100

(CUSIP NUMBER)

Floyd D. Gottwald, Jr.

John D. Gottwald

William M. Gottwald

c/o John D. Gottwald

1100 Boulders Parkway

Richmond, Virginia 23225

Telephone No. 804-330-1000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

Copy to:

A. Brent King, Esq.

Vice President, General Counsel and Corporate Secretary

Tredegar Corporation

1100 Boulders Parkway

Richmond, Virginia 23225

January 21, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP NO. 894650 100	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS John D. Gottwald
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES	7	SOLE VOTING POWER 1,977,984
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,717,742
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,977,984
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,717,742
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,695,726
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.85%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT*

CUSIP NO. 894650 100	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS William M. Gottwald
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES	7	SOLE VOTING POWER 125,889
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,604,951
EACH REPORTING	9	SOLE DISPOSITIVE POWER 125,889
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,604,951
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,730,840
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.05%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

*    Amendment No. 7 amends and supplements Amendment Nos. 1, 2, 3, 4, 5 and 6 to the statement on Schedule 13D initially filed on August 15, 1989 with respect to shares of common stock (the “Common Stock”) of Tredegar Corporation (the “Issuer”). The purpose for the filing of this Amendment No. 7 is to begin to report the holdings of Common Stock of the Issuer by John D. Gottwald and William M. Gottwald and their immediate families separately from the holdings of Common Stock of the Issuer by Floyd D. Gottwald, Jr., the father of John D. Gottwald and William M. Gottwald. Henceforth, this Schedule 13D, as amended, shall report the holdings of the Issuer’s Common Stock by only John D. Gottwald and William M. Gottwald and their immediate families. Floyd D. Gottwald, Jr. is filing a new Schedule 13D to report his separate holdings of the Issuer’s Common Stock. Because (i) there is no agreement among John D. Gottwald, William M. Gottwald and Floyd D. Gottwald, Jr. with respect to the acquisition, retention, disposition or voting of their shares of the Issuer’s Common Stock and (ii) Floyd D. Gottwald., Jr. does not serve in any decision-making capacity with the Issuer, they believe that these separate filings are more appropriate.

Item 1.	Security and Issuer.

This statement relates to the Common Stock of the Issuer, a Virginia corporation having its principal executive offices at 1100 Boulders Parkway, Richmond, Virginia 23225.

Item 2.	Identity and Background.

(a)-(c)The business address of John D. Gottwald is 1100 Boulders Parkway, Richmond, Virginia 23225. The present principal occupation/employment of John D. Gottwald is President and Chief Executive Officer of the Issuer.

The business address of William M. Gottwald is 330 South Fourth Street, Richmond, Virginia 23219. The present principal occupation/employment of William M. Gottwald is Vice-Chairman of the Board of Albemarle Corporation (“Albemarle”). The address of Albemarle’s principal business office is 457 Florida Street, Baton Rouge, Louisiana 70801.

(d)-(e)  During the last five years, neither John D. Gottwald nor William M. Gottwald has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        Both John D. Gottwald and William M. Gottwald are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Since the filing of Amendment No. 6, neither John D. Gottwald nor William M. Gottwald has purchased additional shares of Common Stock except, in the case of John D. Gottwald, pursuant to Issuer’s benefit plans involving the Common Stock, and, in the case of William M. Gottwald, acquisitions pursuant to quarterly awards under the Issuer’s director compensation program.

Page 4 of 8 Pages

Item 5.	Interest in Securities of the Issuer.
(a)	Amount Beneficially Owned: 4,876,447 shares 1/

Percentage of Class Owned: 14.38%

(b)	Number of shares as to which such persons have:
(i)	sole power to vote or to direct the vote – 2,103,873
(ii)	shared power to vote or to direct the vote – 2,772,574
(iii)	sole power to dispose of or to direct the disposition of – 2,103,873
(iv)	shared power to dispose of or to direct the disposition of – 2,772,574

1/

This amount does not include 3,068,148 (9.05%) shares beneficially owned by Floyd D. Gottwald, Jr., the father of John D. Gottwald and William M. Gottwald, and 295,414 (0.87%) shares beneficially owned by James T. Gottwald, the brother of John D. Gottwald and William M. Gottwald. The 3,068,148 shares beneficially owned by Floyd D. Gottwald, Jr. includes 112,345 shares owned by a charitable foundation for which Floyd D. Gottwald, Jr. serves as one of the directors. Floyd D. Gottwald, Jr. disclaims beneficial ownership of such shares. There is no agreement among the Gottwalds with regard to the acquisition, retention, disposition or voting of shares of the Issuer’s Common Stock. This amount does not include shares owned of record by Frank Russell Trust Company, Tacoma, Washington, as Trustee under the Tredegar Corporation Retirement Savings Plan for the employees of the Issuer (the “Plan”), that are held for the benefit of employees other than John D. Gottwald. Shares held by the Trustee under the Plan for the benefit of John D. Gottwald are included in Items (5)(b)(i) and (iii). Shares held under the Plan are voted by the Trustee in accordance with instructions solicited from employees participating in the Plan. If a participating employee does not give the Trustee voting instructions, his or her shares are voted by the Trustee in accordance with the recommendations by the Issuer’s Board of Directors to the shareholders (as long as doing so is consistent with the Trustee’s fiduciary duties). Because John D. Gottwald is a director and an executive officer of the Issuer and William M. Gottwald is a director of the Issuer and they are among the largest shareholders of the Issuer, they may be deemed to be “control persons” of the Issuer and to have the ability to control the recommendations of the Issuer’s Board of Directors. The filing of this statement shall not be construed as an admission that, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, John D. Gottwald and William M. Gottwald are the beneficial owners of the shares described in Items 5(b)(ii) and (iv). See Item 5(d) below.

(c)

There have been no transactions by either John D. Gottwald or William M. Gottwald in the past 60 days involving shares of the Issuer's Common Stock other than (i) automatic purchases under the Plan by John D. Gottwald and (ii) acquisitions pursuant to quarterly awards under the Issuer’s director compensation program by William M. Gottwald.

(d)

Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 2,772,574 of the shares described in Items 5(b)(ii) and (iv). However, none of such persons’ individual

Page 5 of 8 Pages

interest relates to more than five percent of the class of securities for which this Form is filed.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

John D. Gottwald and William M. Gottwald are brothers. This form is being filed because they could be deemed to be a group for purposes of Schedule 13D even though there is no agreement between them with respect to the acquisition, retention, disposition or voting of shares of the Issuer’s Common Stock.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between John D. Gottwald and William M. Gottwald and any other person with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
Exhibit 1	Agreement among Floyd D. Gottwald, Jr., John D. Gottwald and William M. Gottwald with respect to the filing of this Amendment No. 7 to Schedule 13D.

Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 21, 2009

/s/ Floyd D. Gottwald, Jr.
 Floyd D. Gottwald, Jr.

/s/ John D. Gottwald
John D. Gottwald

/s/ William M. Gottwald
William M. Gottwald

Page 7 of 8 Pages

EXHIBIT INDEX

Exhibit 1	Agreement among Floyd D. Gottwald, Jr., John D. Gottwald and William M. Gottwald with respect to the filing of this Amendment No. 7 to Schedule 13D.

Page 8 of 8 Pages